Filed pursuant to Rule 433
Registration Statement No. 333-131266
Relating to Preliminary Terms No. 150
dated November 22, 2006

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

Amendment No. 1 to Pricing Sheet – December 21, 2006

9% HITS due January 20, 2008
Based on the Common Stock of Archer-Daniels-Midland Company
High Income Trigger SecuritiesSM
(“HITSSM”)

Price Stated Principal Amount Aggregate Principal Amount Initial Underlying Stock Price Trigger Level Trigger Price Exchange Ratio	: : : : : : :	$10 per HITS $10 per HITS $26,500,000 $31.51 80% $25.208 0.31736 shares of Archer-Daniels-Midland common stock per HITS

Coupon Rate Interest Payment Dates	: :	9% per annum April 20, 2007, July 20, 2007, October 20, 2007 and January 20, 2008

Determination Date Pricing Date Settlement Date Listing Ticker Symbol CUSIP Agent	: : : : : : :	January 17, 2008 December 21, 2006 December 29, 2006 AMEX AND 61748A189 Morgan Stanley & Co. Incorporated

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Preliminary Terms No. 150 dated November 22, 2006
Amendment No. 1 to Prospectus Supplement for HITS dated December 21, 2006
Prospectus dated January 25, 2006